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EIMO OYJ STOCK EXCHANGE RELEASE 09.01.2001 AT 8:30     1 (1)

SCHEDULING INFORMATION: MERGER

As part of the process of Eimo's merger with Triple S Plastics, Inc., the company's registration statement is being reviewed by the relevant authorities. Eimo estimates that the merger will be finalized by the end of February 2001.


Eimo Oyj
Heikki Marttinen
President and CEO

Further information:
Sirkka Jantola, Corporate Communications     +358-50-570 0409
www.eimo.com


DISTRIBUTION:
HEX Helsinki Exchange
Press

Investors are urged to read the information to be filed with the United States Securities and Exchange Commission in connection with the merger, including the proxy material to be sent to the holders of common stock of Triple S to solicit their approval of the Merger Agreement and the transactions contemplated thereby and the registration statement to be filed by Eimo on Form F-4 with respect to ordinary shares of Eimo to be issued in connection with the transaction, each of which will contain important information, including a copy of the Merger Agreement as an exhibit. Such documents, when filed, will be available free of charge from the SEC website at www.sec.gov. The combined proxy statement/prospectus of Triple S and Eimo will be sent, free of charge, to persons who are holders of Triple S Common Stock as of the record date for the Triple S Special Meeting.

This press release includes statements that constitute forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This information involves risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. For certain information regarding these risks and uncertainties, reference is made to Eimo's March 1999 Offering Circular for 5,000,000 share combined offering (copies of which are available from Eimo upon written request) and Triple S' Annual Report on Form 10-K for the year ended March 31, 2000.